Exhibit 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2020 and 2019
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$308,780	$177,742
Term deposits		54,800	3,275
Marketable securities		2,889	3,828
Accounts receivable and other	4	71,506	75,310
Inventories	5	165,579	163,234
Current portion of employee benefit plan assets		5,777	—
Assets held for sale		11,956	12,471
		621,287	435,860
Restricted cash		1,906	3,080
Other assets		29,145	22,943
Employee benefit plan assets		—	6,244
Property, plant and equipment		4,067,082	4,088,202
Goodwill		92,591	92,591
		$4,812,011	$4,648,920
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$131,067	$139,104
Current portion of lease liabilities		9,409	9,913
Current portion of debt	6	216,667	66,667
Current portion of asset retirement obligations		1,783	1,782
Current portion of employee benefit plan obligations		1,080	—
Liabilities associated with assets held for sale		4,219	4,257
		364,225	221,723
Debt	6	418,458	413,065
Lease liabilities		13,148	15,143
Employee benefit plan obligations		17,084	18,224
Asset retirement obligations		94,175	94,235
Deferred income tax liabilities		415,413	412,717
		1,322,503	1,175,107
Equity
Share capital	10	3,075,100	3,054,563
Treasury stock		(8,314)	(8,662)
Contributed surplus		2,628,820	2,627,441
Accumulated other comprehensive loss		(30,062)	(28,966)
Deficit		(2,234,747)	(2,229,867)
Total equity attributable to shareholders of the Company		3,430,797	3,414,509
Attributable to non-controlling interests		58,711	59,304
		3,489,508	3,473,813
		$4,812,011	$4,648,920

Approved on behalf of the Board of Directors
(Signed) John Webster        Director         (Signed) George Burns        Director

Date of approval: April 30, 2020

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2020	Three months ended March 31, 2019
Revenue
Metal sales	7	$204,655	$80,024

Cost of sales
Production costs		101,362	51,921
Depreciation and amortization		52,363	20,161
		153,725	72,082

Earnings from mine operations		50,930	7,942

Exploration and evaluation expenses		3,227	5,365
Mine standby costs	8	4,030	7,993
General and administrative expenses		8,287	6,953
Employee benefit plan expense		691	599
Share-based payments expense	11	1,795	2,902
Write-down of assets		203	17
Foreign exchange gain		(762)	(245)
Earnings (loss) from operations		33,459	(15,642)

Other (loss) income	9	(1,320)	1,633
Finance costs	9	(16,207)	(7,331)
Earnings (loss) from operations before income tax		15,932	(21,340)

Income tax expense		21,405	6,032
Net loss for the period		$(5,473)	$(27,372)

Attributable to:
Shareholders of the Company		(4,880)	(26,965)
Non-controlling interests		(593)	(407)
Net loss for the period		$(5,473)	$(27,372)

Weighted average number of shares outstanding (thousands)
Basic		165,211	158,318
Diluted		165,211	158,318

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(0.03)	$(0.17)
Diluted loss per share		$(0.03)	$(0.17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2020	Three months ended March 31, 2019

Net loss for the period	$(5,473)	$(27,372)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax	(868)	147
Actuarial losses on employee benefit plans, net of tax	(228)	(346)
Total other comprehensive loss for the period	(1,096)	(199)
Total comprehensive loss for the period	$(6,569)	$(27,571)

Attributable to:
Shareholders of the Company	(5,976)	(27,164)
Non-controlling interests	(593)	(407)
	$(6,569)	$(27,571)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2020	Three months ended March 31, 2019
Cash flows generated from (used in):
Operating activities
Net loss for the period		$(5,473)	$(27,372)
Items not affecting cash:
Depreciation and amortization		52,927	19,942
Finance costs		16,224	7,331
Interest income		(389)	(1,215)
Unrealized foreign exchange gain		(2,538)	(173)
Income tax expense		21,405	6,032
Write-down of assets		203	17
Loss on disposal of assets		2,454	62
Share-based payments expense	11	1,795	2,902
Employee benefit plan expense		691	599
		87,299	8,125
Property reclamation payments		(526)	(900)
Employee benefit plan payments		(236)	—
Income taxes paid		(14,719)	—
Interest paid		(2,770)	(250)
Interest received		389	1,215
Changes in non-cash working capital	12	(16,170)	(8,818)
Net cash generated from (used in) operating activities		53,267	(628)

Investing activities
Purchase of property, plant and equipment		(40,482)	(65,920)
Proceeds from the sale of property, plant and equipment		22	380
Proceeds on pre-commercial production sales, net		—	4,553
Value added taxes related to mineral property expenditures, net		(5,651)	(2,371)
Increase in term deposits		(51,525)	(26)
Decrease (increase) in restricted cash		1,174	(446)
Net cash used in investing activities		(96,462)	(63,830)

Financing activities
Cash received for issuance of common shares		26,836	—
Proceeds from borrowings	6	150,000	—
Principal portion of lease liabilities		(2,534)	(1,074)
Net cash generated from (used in) financing activities		174,302	(1,074)

Net increase (decrease) in cash and cash equivalents		131,107	(65,532)
Cash and cash equivalents - beginning of period		177,742	286,312
Cash decrease in disposal group held for sale		(69)	—
Cash and cash equivalents - end of period		$308,780	$220,780

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2020	Three months ended March 31, 2019
Share capital
Balance beginning of period		$3,054,563	$3,007,924
Shares issued upon exercise of share options, for cash		424	—
Transfer of contributed surplus on exercise of options		170	—
Shares issued to the public, net of share issuance costs		19,943	—
Balance end of period	10	$3,075,100	$3,007,924

Treasury stock
Balance beginning of period		$(8,662)	$(10,104)
Shares redeemed upon exercise of restricted share units		348	835
Balance end of period		$(8,314)	$(9,269)

Contributed surplus
Balance beginning of period		$2,627,441	$2,620,799
Share-based payments		1,897	1,902
Shares redeemed upon exercise of restricted share units		(348)	(835)
Transfers to share capital on exercise of options		(170)	—
Balance end of period		$2,628,820	$2,621,866

Accumulated other comprehensive loss
Balance beginning of period		$(28,966)	$(24,494)
Other comprehensive loss for the period		(1,096)	(199)
Balance end of period		$(30,062)	$(24,693)

Deficit
Balance beginning of period		$(2,229,867)	$(2,310,453)
Loss attributable to shareholders of the Company		(4,880)	(26,965)
Balance end of period		$(2,234,747)	$(2,337,418)
Total equity attributable to shareholders of the Company		$3,430,797	$3,258,410

Non-controlling interests
Balance beginning of period		$59,304	$63,414
Loss attributable to non-controlling interests		(593)	(407)
Balance end of period		$58,711	$63,007
Total equity		$3,489,508	$3,321,417

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania, and Brazil.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2019.
Except as described in note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
Certain prior period balances have been reclassified to conform to current period presentation.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 30, 2020.
(b) Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

3. Adoption of new accounting standards
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2020:

(a)	Interest rate benchmark reform
In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

(b)	Conceptual framework for financial reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company adopted this standard and there was no material impact on its consolidated financial statements.

4. Accounts receivable and other

	March 31, 2020	December 31, 2019

Trade receivables	$38,231	$35,107
Value added tax and other taxes recoverable	18,820	17,658
Other receivables and advances	3,889	10,756
Prepaid expenses and deposits	10,566	11,789
	$71,506	$75,310

5. Inventories

	March 31, 2020	December 31, 2019

Ore stockpiles	$4,036	$3,859
In-process inventory and finished goods	81,767	81,282
Materials and supplies	79,776	78,093
	$165,579	$163,234

Charges of $352 and $63 were recognized in production costs and depreciation, respectively, in the three months ended March 31, 2020 to reduce the cost of gold, lead and zinc concentrate inventory at Olympias and Stratoni to net realizable value (three months ended March 31, 2019 – $3,032 recognized in depreciation relating to gold and lead concentrate inventory at Olympias).

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

6. Debt

	March 31, 2020	December 31, 2019
Senior secured notes due 2024, net of unamortized discount and transaction costs of $13,029 (2019 - $13,806) (Note 6 (a))	$288,345	$287,568
Term loan, net of unamortized transaction costs of $2,052 (2019 - $2,239) (Note 6 (b))	197,948	197,761
Revolving credit facility (Note 6 (b))	150,000	—
Redemption option derivative asset (Note 6 (a))	(1,168)	(5,597)
	$635,125	$479,732
Less: Current portion, including credit facility	216,667	66,667
Long-term portion	$418,458	$413,065

(a)Senior Secured Second Lien Notes due 2024
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019.
The senior secured notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decrease in fair value for the three months ended March 31, 2020 is $4,429, which is recognized in finance costs.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at March 31, 2020.
The fair market value of the senior secured notes as at March 31, 2020 is $295 million (December 31, 2019 – $324 million).

(b)	Senior Secured Credit Facility
In May 2019, the Company executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of the following:
i) A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250 million revolving credit facility with a maturity date of June 5, 2023.
As at March 31, 2020, the Company has outstanding EUR 57.6 million and CAD $0.4 million ($64.1 million) (December 31, 2019 - EUR 57.6 million and CAD $0.4 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations and reduce availability under the revolving credit facility by corresponding amounts.
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at March 31, 2020.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

6. Debt (continued)
Both the term loan and revolving credit facility bear interest at LIBOR ("London Inter-Bank Offered Rate") plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at March 31, 2020, the Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.5% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.6667%) on non-financial letters of credit secured by the revolving credit facility and 0.6250% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, the Company drew $150 million under the revolving credit facility and this amount remains outstanding at March 31, 2020 (December 31, 2019 - nil). The draw-down was a proactive measure in light of the uncertainty surrounding the novel coronavirus ("COVID-19") pandemic and the Company has no immediate need for the funds. At this time, the Company expects to repay this amount within the next twelve months. Accordingly, the amount is included in the current portion of debt.

7. Revenue
For the three months ended March 31, 2020, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$81,727	$42,582	$—	$124,309
Gold revenue - concentrate	39,986	—	21,952	61,938
Silver revenue - doré	400	185	—	585
Silver revenue - concentrate	483	—	4,471	4,954
Lead concentrate	—	—	5,467	5,467
Zinc concentrate	—	—	10,836	10,836
Revenue from contracts with customers	$122,596	$42,767	$42,726	$208,089
Loss on revaluation of derivatives in trade receivables	(1,103)	—	(2,331)	(3,434)
	$121,493	$42,767	$40,395	$204,655

For the three months ended March 31, 2019, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$35,623	$—	$—	$35,623
Gold revenue - concentrate	7,477	—	11,385	18,862
Silver revenue - doré	271	—	—	271
Silver revenue - concentrate	98	—	4,466	4,564
Lead concentrate	—	—	7,640	7,640
Zinc concentrate	—	—	14,675	14,675
Revenue from contracts with customers	$43,469	$—	$38,166	$81,635
Loss on revaluation of derivatives in trade receivables	—	—	(1,611)	(1,611)
	$43,469	$—	$36,555	$80,024

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

8. Mine standby costs

	Three months ended March 31,
	2020	2019

Lamaque	$1,055	$—
Kisladag	—	5,627
Skouries	2,053	1,741
Vila Nova	267	431
Other mine standby costs	655	194
	$4,030	$7,993

In accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, operations were temporarily suspended at Lamaque on March 25, 2020. Operations restarted on April 15, 2020.

9. Other income and finance costs

	Three months ended March 31,
(a) Other (loss) income	2020	2019

Loss on disposal of assets	$(2,454)	$(62)
Interest and other income	1,134	1,695
	$(1,320)	$1,633

	Three months ended March 31,
(b) Finance costs	2020	2019

Interest on the senior secured notes	$7,902	$—
Interest on the term loan	2,298	—
Interest on the $600 million senior notes	—	9,736
Other interest and financing costs	1,088	810
Redemption option derivative loss (Note 6(a))	4,429	—
Asset retirement obligation accretion	490	633
Total finance costs	$16,207	$11,179
Less: Capitalized interest	—	3,848
	$16,207	$7,331

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Share capital
On September 26, 2019, the Company established an at-the-market equity program (the “ATM Program”) which allows the Company to issue up to $125 million worth of common shares from treasury from time to time at prevailing market prices. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until September 26, 2021. As at March 31, 2020, 8,291,340 common shares have been issued since the establishment of the ATM Program for total net proceeds of $66 million, including 2,186,382 common shares issued during the three months ended March 31, 2020.

Voting common shares	Number of Shares	Total
As at December 31, 2019	164,963,324	$3,054,563
Shares issued upon exercise of share options, for cash	103,128	424
Transfer of contributed surplus on exercise of options	—	170
Shares issued to the public	2,186,382	20,453
Share issuance costs	—	(510)
As at March 31, 2020	167,252,834	$3,075,100

11. Share-based payment arrangements
Share-based payments expense consists of:

	Three months ended March 31,
	2020	2019

Share options	$762	$783
Restricted shares with no performance criteria	307	440
Restricted shares with performance criteria	459	161
Performance shares	369	518
Deferred units	(102)	1,000
	$1,795	$2,902

(a)	Share option plans
The Company’s Incentive Stock Option Plan (the “Plan”) consists of options which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. The Plan prohibits the re-pricing of Options without shareholder approval. Options vest at the discretion of the Board of Directors at the time an Option is granted. Options vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

11. Share-based payment arrangements (continued)
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2020		2019
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	$14.08	5,714,491	$22.56	5,591,228
Options granted	12.90	892,214	5.68	2,232,368
Exercised	5.80	(103,128)	—	—
Expired	33.40	(813,933)	39.20	(677,322)
Forfeited	11.28	(40,367)	26.22	(558,192)
At March 31,	$11.28	5,649,277	$14.82	6,588,082

As at March 31, 2020, a total of 3,807,002 options (December 31, 2019 – 3,748,454) were available to grant under the Plan. As at March 31, 2020, 2,636,024 share options (March 31, 2019 – 2,974,532) with a weighted average exercise price of Cdn$14.70 (March 31, 2019 – Cdn$23.64) had vested and were exercisable.
The weighted average market share price at the date of exercise for share options exercised for the quarter ended March 31, 2020 was Cdn $12.16 (2019 – no options exercised).
During the quarter, 892,214 (March 31, 2019 – 2,232,368) share options were granted. The weighted average fair value per stock option granted was Cdn$4.14 (March 31, 2019 – $2.12). The assumptions used to estimate the fair value of options granted during the three months ended March 31, 2020 and 2019 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the share options.

	2020	2019
Risk-free interest rate (range) (%)	0.89 - 0.95	1.78 - 1.80
Expected volatility (range) (%)	62.74 - 63.65	61.17 - 63.21
Expected life (years)	2.96	2.98
Expected dividends (Cdn$)	—	—

(b)	Restricted share unit plan
The Company has a Restricted Share Unit Plan (“RSU” plan) whereby restricted share units may be granted to senior management of the Company. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at March 31, 2020, 277,581 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:

i.	RSU with no performance criteria
These RSUs are exercisable into one common share once vested, entitling the holder to receive the common share for no additional consideration. They vest based on service criteria as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. These RSUs have non-market based performance criteria and terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

11. Share-based payment arrangements (continued)
subject to the approval of the Board.
A total of 149,552 RSUs with no performance criteria with an average grant-date fair value of Cdn$12.90 per unit were granted during the three months ended March 31, 2020 under this plan. The fair value of each RSU issued is determined as the closing share price at grant date.
A summary of the status of the RSUs with no performance criteria and changes is as follows:

	2020	2019
At January 1,	536,330	333,119
Granted	149,552	391,092
Redeemed	(92,968)	(67,061)
At March 31,	592,914	657,150

As at March 31, 2020, 104,309 restricted share units are fully vested and exercisable (March 31, 2019 – 13,434).

ii.	RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period.
A total of 299,112 RSUs with market-based performance criteria were granted during the three months ended March 31, 2020 under the Company's RSU plan. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on the forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes is as follows:

	2020	2019
At January 1,	457,498	152,927
Granted	299,112	412,473
Forfeited	(66,643)	—
At March 31,	689,967	565,400

(c)	Deferred unit plan
The Company has an Independent Directors Deferred Unit Plan (“DU Plan”) under which DU’s are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). Fifteen (15) trading days after the Redemption Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Participant receives cash payment equal to the market value of such DUs as of the Redemption Date.
At March 31, 2020, 416,690 DUs were outstanding (December 31, 2019 – 362,433) with a fair value of $2,570, which is included in accounts payable and accrued liabilities (December 31, 2019 – $2,911).

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

12. Supplementary cash flow information

	Three months ended March 31,
	2020	2019
Changes in non-cash working capital
Accounts receivable and other	$(3,325)	$15,181
Inventories	(831)	(4,251)
Accounts payable and accrued liabilities	(12,014)	(19,748)
	$(16,170)	$(8,818)

13. Commitments
Significant changes to the Company's commitments and contractual obligations as at March 31, 2020, include:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total

Debt	$66,667	$66,667	$66,666	$150,000	$300,000	$—	$650,000
Purchase obligations	39,514	396	378	126	126	—	40,540
	$106,181	$67,063	$67,044	$150,126	$300,126	$—	$690,540

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include repayment of the $150 million draw-down under the revolving credit facility in March 2020 that has been presented in the table above at June 5, 2023, based on the contractual maturity date of the revolving credit facility. At this time, the Company expects to repay this amount within the next twelve months. Accordingly, the amount is included in the current portion of debt on the statement of financial position as at March 31, 2020.
Purchase obligations relate primarily to mine development expenditures at Olympias, mine operating costs at Kisladag and capital projects at Efemcukuru.

14. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

14. Financial instruments by category (continued)
Assets measured at fair value as at March 31, 2020 include marketable securities of $2,889 (December 31, 2019 – $3,828), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, settlement receivables of $37,662 (December 31, 2019 – $34,461) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $1,168 (December 31, 2019 – $5,597), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. No liabilities are measured at fair value on a recurring basis as at March 31, 2020.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior secured notes (note 6). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior secured notes in note 6 is based on observable prices in inactive markets. The fair value of the term loan is $200 million and the fair value of the revolving credit facility approximates the carrying value based on current market rates of interest and the Company's credit risk premium and represents a Level 2 fair value measurement. The Company's assets held for sale, representing the Vila Nova iron ore mine in Brazil, is also measured at fair value. The fair value measurement is categorized as a Level 3 fair value based on the expected consideration of a sale. For all other financial instruments, carrying amounts approximate fair value.

15. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at March 31, 2020 are outlined below.

(a)	Interest rate risk
The Company's outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, the Company additionally drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At March 31, 2020, $200 million is outstanding under the term loan and $150 million is outstanding under the revolving credit facility. A 1% increase in the variable interest rate would result in a $3,500 decrease in net earnings on an annualized basis.

(b)	Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. In March 2020, the Company drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. The Company has no immediate need for the funds. However, management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.
Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

16. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2020, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

16. Segment information (continued)

For the three months ended March 31, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$121,494	$42,767	$40,394	$—	$—	$—	$204,655
Production costs	43,577	17,846	39,939	—	—	—	101,362
Depreciation and amortization	22,817	17,366	12,180	—	—	—	52,363
Earnings (loss) from mine operations	$55,100	$7,555	$(11,725)	$—	$—	$—	$50,930

Other significant items of income and expense
Exploration and evaluation expenses	$458	$847	$130	$1,103	$67	$622	$3,227
Income tax expense (recovery)	19,188	(43)	(3,831)	578	5,513	—	21,405

Capital expenditure information
Additions to property, plant and equipment during the period *	$13,982	$11,844	$9,371	$3	$498	$5	$35,703

Information about assets and liabilities
Property, plant and equipment	$779,624	$599,936	$2,064,953	$414,862	$204,688	$3,019	$4,067,082
Goodwill	—	92,591	—	—	—	—	92,591
	$779,624	$692,527	$2,064,953	$414,862	$204,688	$3,019	$4,159,673

Debt, including current portion	$—	$—	$—	$—	$—	$635,125	$635,125
* Presented on an accrual basis, excludes asset retirement adjustments.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2020 and 2019
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

16. Segment information (continued)

For the three months ended March 31, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$43,469	$—	$36,555	$—	$—	$—	$80,024
Production costs	20,002	—	31,919	—	—	—	51,921
Depreciation and amortization	6,255	—	13,354	—	—	552	20,161
Earnings (loss) from mine operations	$17,212	$—	$(8,718)	$—	$—	$(552)	$7,942

Other significant items of income and expense
Exploration and evaluation expenses	$297	$4	$3,110	$1,411	$111	$432	$5,365
Income tax expense (recovery)	8,261	(1,500)	(1,632)	857	46	—	6,032

Capital expenditure information
Additions to property, plant and equipment during the period*	$13,835	$15,073	$6,091	$2	$804	$4	$35,809
*  Presented on an accrual basis, excludes asset retirement adjustments and right-of-use assets of $9,379 recognized upon the adoption of IFRS 16 on January 1, 2019. Includes $4,553 of net proceeds from pre-commercial production sales at Lamaque and capitalized interest of $3,848 at Lamaque.

For the year ended December 31, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment	$791,354	$606,274	$2,067,719	$415,150	$204,419	$3,286	$4,088,202
Goodwill	—	92,591	—	—	—	—	92,591
	$791,354	$698,865	$2,067,719	$415,150	$204,419	$3,286	$4,180,793

Debt, including current portion	$—	$—	$—	$—	$—	$479,732	$479,732

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